Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 9, 2024, TROOPS, Inc. (the “Company”, the “Registrant”, the “Purchaser”), entered into a Sale and Purchase Agreement with LIANTENG Limited (“LIANTENG”, the “Vendor”) for the purchase and sale of Riches Holdings Limited (“RHL”, the “Target Company”) (the “Agreement”). Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock of RHL, a private company incorporated in the Cayman Islands, from its sole legal and beneficial owner – LIANTENG at a consideration of US$13.4 million, which shall be satisfied by the Company through the issuance of a convertible note (the “Acquisition”).

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed combined financial statements.

The accompanying unaudited pro forma condensed combined statement of financial position as at December 31, 2023 gives effect to the Acquisition as if it had been consummated on December 31, 2023; and the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 gives effect to the Acquisition as if it had been consummated on January 1, 2023.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of RHL (included herein) as well as those of the Company. The historical consolidated financial statements referred to above for the Company were included in its Annual Report on Form 20-F/A for the year ended December 31, 2023. The historical consolidated financial statements referred to above for RHL were included in the Company’s Form 6-K as filed in this report.

The accompanying unaudited pro forma condensed combined financial information and the historical consolidated financial information presented herein should be read in conjunction with the historical consolidated financial statements and notes thereto for the Company.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of the Company and its subsidiaries and the Target Company and its subsidiaries. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Acquisition. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of a true picture of the financial position and the results of operations of the combined companies following the completion of the Acquisition. The pro forma adjustments are subject to change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2023

(In thousands of U.S. dollars except share and per share data)

	Registrant and its subsidiaries historical	RHL and its subsidiaries historical	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro forma combined
ASSETS
Current assets
Cash and cash equivalents	$3,113	$555	-		(124)	(c)	$3,544
Accounts receivable, net	2	428	-		-		430
Loans receivable, net	7,195	-	-		-		7,195
Interest receivable	41	-	-		-		41
Other receivables, prepayments and deposits, net	319	63	-		109	(d)	491
Contract costs	-	17	-		-		17
Due from the director	-	48	-		(48)	(d)	-
Due from the related companies	-	61	-		(61)	(d)	-
Tax recoverable	-	1	-		-		1
Total current assets	10,670	1,173	-		(124)		11,719

Non-current assets
Plant and equipment, net	46,773	-	-		-		46,773
Operating lease right-of-use assets, net	4	-	-		-		4
Intangible assets, net	29	31	1,408	(a)	-		1,468
Long-term loans receivable, net	12,484	-	-		-		12,484
Goodwill	385	-	12,044	(a)	-		12,429
Total non-current assets	59,675	31	13,452		-		73,158

Total assets	$70,345	$1,204	13,452		(124)		$84,877

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Amount due to a shareholder	$1,923	$-	-		-		$1,923
Other payables and accrued liabilities	2,278	135	-		6	(d)	2,419
Operating lease liability, current	4	-	-		-		4
Customer deposits	5	-	-		-		5
Tax payable	513	14	-		-		527
Accounts payables	-	752	-		-		752
Contract liabilities	-	117	-		-		117
Due to the related companies	-	6	-		(6)	(d)	-
Financial liabilities at fair value through profit or loss	-	-	13,400	(b)	-		13,400
Total current liabilities	4,723	1,024	13,400		-		19,147

NON-CURRENT LIABILITIES
Non-current Deferred tax liabilities	5,043	-	232	(a)	-		5,275
	5,043	-	232		-		5,275

Total liabilities	9,766	1,024	13,632		-		24,422

COMMITMENTS AND CONTIGNECIES

SHAREHOLDERS’ EQUITY
Share capital	406	50	(50)	(a)	-		406
Additional paid-in-capital	135,768	-					135,768
Retained (deficit) earnings	(75,598)	154	(154)	(a)	(124)	(c)	(75,722)
Accumulated other comprehensive income (expense)	3	(24)	24	(a)	-		3
Total equity	60,579	180	(180)		(124)		60,455
Total liabilities and shareholders’ equity	$70,345	$1,204	13,452		(124)		$84,877

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands of U.S. dollars except share and per share data)

	Registrant historical	RHL and its subsidiaries historical	Transaction Accounting Adjustments	Note	Other Transaction Accounting Adjustments	Note	Pro forma combined
REVENUES	$3,569	$6,307					$9,876
COST OF REVENUES	2,793	5,640					8,433
GROSS PROFIT	776	667					1,443
OPERATING EXPENSES:
General and administrative expenses	2,754	656	141	(e)	124	(c)	3,675
Impairment (reversal) loss of accounts receivables, net	-	(1)					(1)
Impairment (reversal) loss of loan and interest receivable	(49)	-					(49)
Impairment (reversal) loss of other receivables, prepayments and deposits	(127)	-					(127)
Total operating expenses	2,578	655	141		124		3,498

OPERATING (LOSS)/PROFIT	(1,802)	12	(141)		(124)		(2,055)

OTHER (EXPENSE)/INCOME:
Interest income	14	2					16
Interest expense	(62)	-					(62)
Other (expense)/income, net	(9)	13					4
Total other (expense)/income, net	(57)	15	-		-		(42)

(LOSS)/PROFIT BEFORE PROVISION FOR INCOME TAXES	(1,859)	27	(141)		(124)		(2,097)
INCOME TAX BENEFIT (EXPENSE)	140	(7)	23	(e)			156

NET (LOSS)/PROFIT	(1,719)	20	(118)		(124)		(1,941)

OTHER COMPREHENSIVE (LOSS)/INCOME:
Foreign currency translation adjustment	-	(15)					(15)

COMPREHENSIVE (LOSS)/INCOME	(1,719)	5	(118)		(124)		(1,956)

LOSS PER SHARE:
Basic	(0.02)						(0.02)
Diluted	(0.02)						(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	101,597,998						101,597,998
Diluted	101,597,998						101,597,998

Source: The financial information of the Registrant and its subsidiaries (collectively the “Group”) is extracted from the audited consolidated financial statement of the Group for the year December 31, 2023 as set out in the Annual Report on Form 20-F/A, dated August 23, 2024; the financial information of RHL and its subsidiaries is extracted from the Company’s Form 6-K as filed in this report.

TROOPS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of RHL (included herein) as well as those of the Company. The historical consolidated financial statements referred to above for the Company were included in its Annual Report on Form 20-F/A for the year ended December 31, 2023. The historical consolidated financial statements referred to above for RHL were included in the Company’s Form 6-K as filed in this report.

The unaudited pro forma condensed combined statement of financial position reflects the Acquisition as if the Acquisition had been consummated on December 31, 2023; and the unaudited pro forma condensed combined statement of operations reflects the Acquisition as if it had been consummated on January 1, 2023.

Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined financial statements:

(a)

The Acquisition is considered as a business combination and is accounted for using the acquisition method in accordance with ASC 805 “Business Combinations” as the directors of the Company believe that the Target Group acquired constitutes a business in accordance with ASC 805.

Upon completion of the Acquisition, the Group would hold 100% of the Target Company’s equity interest and obtain control over the Target Company. Accordingly, the Target Company would become a subsidiary of the Company. The pro forma condensed combined statement of financial position illustrates the financial outcome as if the Acquisition has been completed on December 31, 2023.

For the purpose of preparing the unaudited pro forma financial information, the directors of the Company had assumed that with the exception of intangible assets (details set out below), the pro forma fair value of the identifiable assets and liabilities of the Target Group as at December 31, 2023 are the same as their respective carrying amounts as at December 31, 2023.

The Group has applied the acquisition method in accordance with ASC 805 to account for the Acquisition as if the Acquisition had been completed on December 31, 2023 and the calculation of pro forma goodwill is as follows:

US$ ('000)
Fair value of total consideration	13,400
Less:
Net assets of the Target Group as at December 31, 2023	180
Fair value adjustment of intangible assets (note i)	1,408
Deferred tax liabilities (note ii)	(232)
Fair value of identifiable net assets acquired	1,356

Pro forma goodwill (note iii)	12,044

Note i: The pro forma fair value adjustments in relation to intangible assets mainly arise from the recognition, on a pro forma basis, of customer relationship under the Target Group, with an expected useful life of 10 years. The pro forma fair values of the intangible assets are based on estimation by the directors of the Company with reference to the valuation carried out by an independent qualified professional valuer not connected with the Group.

The Acquisition will enable the Group to expand the consultancy and referral services portfolio, which will enable the Group to gain access to new business market and expand its business portfolio in an efficient manner and is therefore an effective way to achieve the Group’s business strategies.

Note ii: The deferred tax liabilities relating to the pro forma fair value adjustments of intangible assets amounted to US$232,000, which is calculated at the HK SAR Profits Tax rate of 16.5%.

Note iii: The consideration paid for the Acquisition effectively included amounts in relation to the benefit of expected revenue growth, future market development and the assembled workforce of Target Group, which is expected to facilitate strategic cooperation and create synergy between the Group and the Target Group, and in turn strengthen the Group’s continuous profitability. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

For the purpose of the unaudited pro forma financial information, the Company’s management has performed an impairment assessment on the provisional goodwill arising from the Acquisition in accordance with ASC 350-20-35 and concluded that there would have been no impairment of the goodwill if the Acquisition had been completed on December 31, 2023 for the purpose of unaudited pro forma condensed combined financial statements.

The management of the Group first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any).

However, should there be any adverse changes to the business of the Target Group, including but not limited to, any subsequent adverse changes in the operation, impairment may be required to be recognized against provisional goodwill in accordance with ASC 350-20-35 and the Group’s accounting policies.

The directors of the Group confirmed that they will adopt consistent approach to assess impairment of goodwill in subsequent reporting periods in accordance with the requirements of ASC 350-20-35 and will disclose in the Group’s annual report the basis and assumptions adopted by the directors of the Group in the impairment assessment in accordance with the disclosure requirements in ASC 350-20-35.

The pro forma fair values of the identifiable assets and liabilities and goodwill, if any, in relation to the Acquisition are subject to change upon the completion of purchase price allocation based on audited figures of the Target Group at the actual date of completion, which may be substantially different from their estimated amounts used in the preparation of this unaudited pro forma financial information.

(b)

The adjustment represents settlement of all outstanding considerations owing by the Group as at December 31, 2023. Pursuant to the formal share transfer agreement dated May 9, 2024 entered into between the Purchaser and the Vendor in relation to the Acquisition, the total consideration shall be US$13,400,000 and shall be paid through the issuance of a convertible note at a par value and a fair value of US$13,400,000.

The convertible note is a hybrid financial instrument embedded with the conversion right held by the holder and the redemption option held by the Group. The Group has elected to initially and subsequently measure the hybrid financial instrument in its entirety at fair value in accordance with ASC 825-10-15-3 to ASC 825-10-15-5.

(c)	The adjustment represents the estimated transaction costs, including legal and professional fees of approximately US$124,000 incurred directly attributable to the Acquisition and settled by cash.

(d)

The amounts due from/to director/shareholder/related companies of the Target Group would be classified as other receivables/other payables in the unaudited pro forma financial information as at December 31, 2023.

(e)	The adjustment represents the amortization and the accompanying tax impact of the acquired intangible assets of the Target Company.

(f)	Other than the above adjustments, no adjustments have been made to reflect any trading results or other transactions entered into subsequent to December 31, 2023. Unless otherwise stated, the adjustments above do not have a recurring effect.